September 23, 2016

James E. O’Connor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Government Money Fund, Inc. (“Fund”)
  File Nos.: 002-54926/ 811-2603

Dear Mr. O’Connor:

The following is in response to your comments provided on September 13, 2016, regarding the Fund’s Post-Effective Amendment Number 76 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on July 29, 2016 (the “Amendment”). Your comments and our responses are set forth below.

Prospectus

Comment:

Please delete the last sentence in “Interest rate risk” under “Principal Risks” in Section 1. The language is not required by Form N-1A in the summary prospectus, and it can also be confusing to shareholders to cross reference to a section outside of the summary prospectus.

Response:

We intend to delete the sentence.

Comment:

Under “Investment Policies and Practices” in Section 2, please revise the disclosure indicating that “certain changes will require holdings to be sold and purchased by a fund (emphasis added)” so that it instead indicates that “certain changes will require holdings to be sold or purchased by a fund (emphasis added).”

Response:

We intend to revise the language accordingly.

Comment:

Under “Money Market Securities” in Section 2, please revise the disclosure indicating that “the interest is realized when the security matures at face value (emphasis added)” so that it instead indicates that “the interest is accrued at an economic rate until the security matures at face value (emphasis added)”

Response:

We intend to revise the disclosure to indicate that “the interest is accrued until the security matures at face value.”

We note that we do not intend to include the phrase “economic rate” in the sentence because we believe it could be confusing to some shareholders.

Comment:

With respect to the first sentence in bold type under “Tax Information” in Section 3, we note that 1099s must be mailed by the payer by February 1 or February 16. However, despite this heading, this is not described in the text of this section.

Response:

We note that the bold type was not intended to identify this particular sentence as a separate heading, but instead was intended to bring heightened attention to this particular information. To avoid confusion, we intend to revise the sentence so that it no longer appears in bold and italics, which should make it more evident that it is the first sentence under the “Tax Information” section.

Comment:

Under the heading “Tax Information” in Section 3, we suggest deleting the disclosure on qualified dividends since money market funds do not pay qualified dividends.

Response:

We intend to delete the disclosure on qualified dividends.

Comment:

Under the heading “Tax Information” in Section 3, we suggest deleting the disclosure on wash sales since there will not be any wash sales for money market funds.

Response:

We intend to delete the disclosure on wash sales.

Comment:

Under the heading “Tax Information” in Section 3, is it necessary to describe the distribution of capital gains rules in the case of a money market fund?

Response:

Although highly unlikely, it is possible for a money market fund to distribute capital gains. Therefore, we intend to retain the disclosure on the distribution of capital gains. For clarity, we also intend to add the following sentence:

It is anticipated that substantially all of the distributions by the fund will consist primarily of dividends and not capital gain distributions.

Comment:

Under the heading “Large Redemptions” in Section 3, you state, “We also request that you give us at least three business days’ notice for any redemption of $2 million or more.” Please also add "but it is not required" or similar language because shareholders must get next determined NAV. Please also make this change going forward to any other prospectus with similar language.

Response:

We intend to revise the sentence as follows (new language underlined):

We also request (but do not require) that you give us at least three business days’ notice for any redemption of $5 million or more.

Comment:

We suggest deleting the disclosure on excessive and short-term trading since it is not applicable to money market funds.

Response:

We intend to delete the disclosure on excessive and short-term trading.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Vicki Horwitz at 410-577-5024 or Darrell N. Braman at 410-345-2013.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Government Money Fund, Inc.